Exhibit 99.1

Vesta Announces Changes for its Fourth Quarter 2023

Earnings Conference Call and Webcast

Mexico City, February 8, 2024 - Corporación Inmobiliaria Vesta, S.A.B. de C.V. (NYSE: VTMX, BMV: VESTA) ("Vesta") announced today an update regarding the timing of its fourth quarter 2023 financial results release. The Company will now host the conference call on Thursday, February 22, 2024. Financial results will be disclosed after the market closes on Wednesday, February 21, 2024.

Thursday, February 22, 2024

10:00 a.m. Eastern Time

(9:00 a.m. Mexico City time)

Please connect via webcast or by dialing:

International Toll-Free:	+1 (888) 350-3870
International Toll:	+1 (646) 960-0308
International Dial-In:	https://events.q4irportal.com/custom/access/2324/

Participant Code: 1849111

Webcast:  https://events.q4inc.com/attendee/980213268

A telephonic replay will be available for one week following the conference call and can be accessed two hours subsequent to call’s completion via Vesta’s IR website, along with the company's earnings press release, financial tables, and slide presentation. The call can also be accessed via +1-800-770-2030, Participant Code: 1849111

Investor Relations Contact in Mexico:

Juan Sottil, CFO
jsottil@vesta.com.mx
Tel: +52 55 5950-0070 ext. 133

Fernanda Bettinger, IRO

mfbettinger@vesta.com.mx
investor.relations@vesta.com.mx
Tel: +52 55 5950-0070 ext. 163

In New York:

Barbara Cano
barbara@inspirgroup.com
Tel: +1 646-452-2334

About Vesta

Vesta is a real estate owner, developer and asset manager of industrial buildings and distribution centers in Mexico. As of September 30, 2023, Vesta owned 213 properties located in modern industrial parks in 16 states of Mexico totaling a GLA of 36.9 million sf (3.43 million m2). Vesta has several world-class clients participating in a variety of industries such as automotive, aerospace, high-tech, pharmaceuticals, electronics, food and beverage and packaging. For additional information visit: www.vesta.com.mx.